February 10, 2016

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Re:                             Advanced Disposal Services, Inc. (formerly known as ADS Waste Holdings, Inc.)
Registration Statement on Form S-1
File No. 333-206508

Dear Ms. Long:

Reference is made to the letters filed as correspondence via EDGAR on February 8, 2016, in which we and the underwriters to the offering jointly requested the acceleration of the effective date of the above-referenced Registration Statement for February 10, 2016, at 2:00 p.m., Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”). The Company has determined not to proceed with its initial public offering at this time. We hereby formally withdraw such request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Richard Alsop of Shearman & Sterling LLP, at (212) 848-7333.

90 Fort Wade Road, Suite 200  •  Ponte Vedra, FL 32081
Tel (904)737-7900  •  Fax (904)636-0699  •   AdvancedDisposal.com

Very truly yours,

Advanced Disposal Services, Inc.

By:	/s/ Michael K. Slattery
Michael K. Slattery
Senior Vice President, General Counsel
& Secretary

cc:   Frank Pigott, Esq., United States Securities and Exchange Commission

Richard B. Alsop, Esq., Shearman & Sterling LLP